One Gateway Center, Suite 702
Newton, MA 02459
Tel. 617-527-9933
July 1, 2009
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Clinical Data, Inc. Request for Withdrawal of Amendment No. 1 to Form S-3, Filed on June 29, 2009
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Clinical Data, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Amendment No. 1 to Form S-3, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2009 (the “S-3/A Registration Statement”).
     The S-3/A Registration Statement was intended to amend the Registration Statement on Form S-3 (Registration No. 333-159039) filed with the Commission on May 7, 2009 (the “Original Registration Statement”). The Registrant's financial printer transmitted the S-3/A Registration Statement, which was accepted by the Commission, with the incorrect EDGAR Registration Number, “333-156011,” rather than the correct EDGAR Registration Number of “333-159039.” The accession number for the S-3/A Registration Statement filing is 0000950123-09-018562.
     The Registrant confirms that the incorrectly filed S-3/A Registration Statement has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the S-3/A Registration Statement as soon as possible.
     The Registrant intends to re-file an Amendment No. 1 to Registration Statement on Form S-3/A amending the Original Registration Statement with the Commission under the correct EDGAR Registration Number later today.

     Please contact me at (617) 527-9933 or Marc A. Recht of Cooley Godward Kronish LLP, counsel to the Registrant, at (617) 937-2300 with any questions.
Respectfully,
Clinical Data, Inc.

/s/ Caesar J. Belbel Caesar J. Belbel
Executive Vice President, Chief Legal Officer
And Secretary
cc: Marc A. Recht, Cooley Godward Kronish, LLP